United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Amyris, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

03236M101
(CUSIP Number)

Hugh C. Welsh
Koninklijke DSM N.V.
Het Overloon 1
6411 TE Heerlen
The Netherlands
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03236M101	13D	Page 1 of 6
1	NAMES OF REPORTING PERSONS
DSM International B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,701,210

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,701,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,701,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 03236M101	13D	Page 2 of 6
1	NAMES OF REPORTING PERSONS
Koninklijke DSM N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,701,210

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,701,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,701,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 03236M101	13D	Page 3 of 6
Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 17, 2017 (the “Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Amyris, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended and supplemented as follows:

On April 13, 2021, DSM International B.V. sold 8,421,053 shares of Common Stock at a price of $14.9625 per share, net of fees and expenses (the “Offering”), pursuant to the terms and conditions of the underwriting agreement dated as of April 8, 2021 (the “Underwriting Agreement”), by and among the Issuer, DSM International B.V. and the other selling stockholders party thereto, and J.P. Morgan Securities LLC and Cowen and Company LLC (the “Representatives”) of the several underwriters.

Pursuant to the Underwriting Agreement, DSM International B.V. has agreed that, subject to specified exceptions, without the prior written consent of the Representatives it will not, during the period ending 60 days after the date of the final prospectus used in connection with the Offering: (i) offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any shares of Common Stock (including, without limitation, Common Stock which may be deemed to be beneficially owned by DSM International B.V. (such shares, the “Beneficially Owned Shares”)) or securities convertible into or exercisable or exchangeable for Common Stock or other Beneficially Owned Shares, (ii) enter into, or announce the intention to enter into, any swap, hedge or similar agreement or arrangement that transfers, is designed to transfer or reasonably could be expected to transfer in whole or in part, the economic risk of ownership of the Common Stock, or (iii) engage in, or announce the intention to engage in, any short selling of the Common Stock or securities convertible into or exercisable or exchangeable for Common Stock.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as an exhibit to this Statement incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) – (b)

CUSIP No. 03236M101	13D	Page 4 of 6
The following sets forth, as of the date of this Amendment No. 3, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 282,072,262 shares of Common Stock outstanding as of following the completion of the Offering (as reported in the prospectus supplement filed by the Issuer on April 9, 2021), and accounting for the issuance of 6,057,966 shares of Common Stock upon exercise of the warrants described herein.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
DSM International B.V.	16,701,210	5.8%	0	16,701,210	0	16,701,210
Koninklijke DSM N.V.	16,701,210	5.8%	0	16,701,210	0	16,701,210

The securities reported herein are held of record by DSM International B.V.

DSM International B.V. is a wholly owned subsidiary of Koninklijke DSM N.V., which is a publicly traded company with securities listed on the Amsterdam Stock Exchange. Accordingly, Koninklijke DSM N.V. may be deemed to share beneficial ownership of the securities held of record by DSM International.

(c)
On April 8, 2021, DSM International B.V. cash exercised the anti-dilution warrants covering an aggregate of 6,057,966 share of Common Stock for aggregate consideration of $4,846.37. Except for the foregoing and the transaction reported in Item 4 above, during the past 60 days neither of the Reporting Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented by inserting the following information.

Item 4 above summarizes certain provisions of the Underwriting Agreement and is incorporated herein by reference. A copy of the Underwriting Agreement is attached as an exhibit to this Statement and is incorporated herein by reference.

Except as set forth herein, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 03236M101	13D	Page 5 of 6
Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended in its entirety as follows:

Exhibit Number	Description
8
Underwriting Agreement, dated as of April 8, 2021, by and among Amyris, Inc., J.P. Morgan Securities LLC, Cowen and Company, LLC and the selling stockholder parties thereto (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K, dated April 12, 2021, filed by the Issuer).

CUSIP No. 03236M101	13D	Page 6 of 6
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 13, 2021

DSM International B.V.

By:	/s/ Hugh Welsh
Name:	Hugh Welsh
Title:	President, DSM North America

KONINKLIJKE DSM N.V.

By:	/s/ Hugh Welsh
Name:	Hugh Welsh
Title:	President, DSM North America